NORTHWESTERN MUTUAL SERIES FUND, INC.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

August 11, 2014

Mason Street Advisors, LLC

720 East Wisconsin Avenue

Milwaukee, WI 53202

Re:	Agreement to Waive Investment Advisory Fees Relating to Balanced and Asset Allocation Portfolios of Northwestern Mutual Series Fund, Inc.

Gentlemen:

This letter constitutes an agreement between Mason Street Advisors, LLC (“MSA”) and Northwestern Mutual Series Fund, Inc. (“Series Fund”) regarding the investment advisory fee for the Series Fund’s Balanced and Asset Allocation Portfolios (each, an “Allocation Portfolio”). MSA agrees to waive, through April 30, 2015 (unless renewed by the parties hereto), its investment advisory fee applicable to each such Allocation Portfolio such that the investment advisory fee on any assets invested by an Allocation Portfolio in any other Series Fund Portfolio is 0.05% of the Allocation Portfolio’s average net assets. Notwithstanding the foregoing, for the period from August 30, 2014 through October 31, 2014, MSA agrees to waive its entire investment advisory fee applicable to each such Allocation Portfolios on any assets invested by an Allocation Portfolio in the following Series Fund Portfolios: Select Bond and High Yield Bond.

This letter supersedes all prior agreements between the parties relating to the same matters.

Very truly yours,

NORTHWESTERN MUTUAL SERIES FUND, INC.

By:	/s/ KATE M. FLEMING
Kate M. Fleming, President

Agreed to and accepted:

MASON STREET ADVISORS, LLC

By:	/s/ RONALD P. JOELSON
Ronald P. Joelson, President